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Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-110111

Prospectus supplement
(To prospectus dated December 29, 2003)

12,600,000 shares

Common stock

We are offering 2,000,000 shares of our common stock and the selling stockholders listed in this prospectus are offering 10,600,000 shares of common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol "WJCI." On January 22, 2004, the last reported sale price of our common stock was $6.00 per share.

	Per share	Total

Public offering price	$5.750	$72,450,000
Underwriting discounts and commissions	$0.302	$ 3,805,200
Proceeds to WJ Communications, before expenses	$5.448	$10,896,000
Proceeds to the selling stockholders, before expenses	$5.448	$57,748,800

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 1,890,000 additional shares.

Investing in our common stock involves risks. See "Risk factors" beginning on page S-4 of this prospectus supplement and beginning on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan
Bear, Stearns & Co. Inc.
CIBC World Markets
Wells Fargo Securities, LLC

January 22, 2004

S-i

About this prospectus supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, we may offer up to 2,000,000 shares of our common stock. In addition, selling stockholders may sell up to 13,000,000 shares of our common stock, of which this offering is a part. In the accompanying prospectus, we provide you with a general description of the common stock we may offer under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we and the selling stockholders are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under "Documents incorporated by reference" on page S-15 of this prospectus supplement before investing in our common stock.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the prospectus is accurate as of any date other than the dates on the front covers of these documents.

Unless the context otherwise requires, the terms "we," "our," "us" and "the company" refer to WJ Communications, Inc. and not to the selling stockholders.

S-ii

Prospectus supplement summary

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. This summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference to help you understand our business. Because the following is only a summary, it does not contain all of the information that may be important to you. You should carefully read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock. You should pay special attention to the "Risk factors" beginning on page S-4 of this prospectus supplement and beginning on page 3 of the accompanying prospectus to determine whether an investment in our common stock is appropriate for you.

WJ Communications, Inc.

Business overview

We design, develop and market innovative, high-performance radio frequency ("RF") semiconductor products that target the wireless communications, broadband cable, RF identification ("RFID") and defense and homeland security markets. We have been designing RF devices for more than 45 years and have developed significant expertise in RF design, semiconductor process technology and component integration. With our team of engineering and technical employees experienced in the distinctive requirements of RF semiconductors, we seek to address the RF challenges in systems utilized in multiple markets. We sell our products to a broad group of communications original equipment manufacturers ("OEMs") and their suppliers and subcontractors, including Ericsson, Lucent Technologies, Motorola, Richardson Electronics and Samsung.

We are committed to being a leader and innovator in the RF semiconductor market and believe that we are positioned to provide a broad portfolio of RF technology solutions. Our semiconductor products are comprised primarily of amplifiers, mixers, transistors and multi-chip modules ("MCMs") that enable current and next generation wireless and wireline communications networks. Our MCMs integrate multiple RF semiconductors, process technologies and functions in a single package allowing us to significantly reduce cost, power consumption and circuit board space. Our ability to design our semiconductors in multiple process technologies, including GaAs, MESFET, HBT, InGaP HBT, SiGe and CMOS, enables us to address a variety of end-markets and applications.

Our progress in semiconductors has been driven by our rapid introduction of new, innovative products. In 2002 and 2003, we introduced 54 new products, including in 2003 our first product for the RFID market, the SX2000, an RFID reader engine. Our commitment to providing innovative and high quality products resulted in an increase in design wins to 157 in 2003 from 109 in 2002. A design win occurs when a customer informs us that it has included our product in the bill of materials for a product that we expect the customer to begin shipping in the next 12 months. Our design wins were realized in the wireless communications, broadband cable, RFID and defense and homeland security markets, demonstrating our ability to leverage our RF semiconductor expertise across multiple markets. In addition to our internal research and development, we also collaborate with many of our customers to design and develop new semiconductors for their next generation products. For example, we recently formed an arrangement with Alien Technologies to supply high performance RFID reader engines that function in partnership with Alien Technologies' RFID systems and tags. We are also working with a third party to design and develop new high-powered amplifiers for wireless infrastructure applications that we expect to introduce in 2004.

Since early 2002, we have undertaken several strategic initiatives to focus on our competitive advantages and dedicate our resources to the RF semiconductor market. As part of these initiatives, we recently sold our wireless repeater and thin-film product lines and exited the fiber optic and fixed wireless assemblies markets. We are also in the process of implementing a fully outsourced manufacturing model utilizing outside foundries for our manufacturing needs. We believe that our shift to fully outsourced manufacturing, which we expect to complete in 2004, will allow us to further reduce our operating costs and accelerate the time-to-market of our products, while continuing to provide access to advanced manufacturing technologies. Since focusing on our RF semiconductor business and transitioning to a fabless manufacturing model, we have grown semiconductor revenue and increased our overall gross margins to 43% in the third quarter of 2003 from 23% in the first quarter of 2002.

We were founded in 1957 in Palo Alto, California, and for many years we focused on RF microwave devices for defense electronics and space communications systems. Beginning in the 1990s, we began applying our RF design, semiconductor technology and integration capabilities to address the growing opportunities for commercial communications products. We believe that our track record of designing high quality, reliable products and our long-standing relationships with industry-leading customers are important competitive advantages.

Industry overview

We believe several important trends provide long-term growth opportunities in the wireless communications and broadband cable markets as well as other markets dependent on RF technology and integration, such as RFID and defense and homeland security. Trends driving the growth in demand for high-performance RF products include:

•
Growth of number of wireless subscribers and increase in consumer demand for advanced data services.  The worldwide wireless communications industry has grown considerably in recent years and continues to grow, with the number of subscribers expected to grow from 1.3 billion in 2003 to 1.7 billion in 2007 according to IDC, representing a 7% compound annual growth rate. At the same time, mobile subscribers are increasingly demanding data services in addition to traditional voice telephony services. To meet this demand, network operators are building new and upgrading existing mobile networks to offer greater network capacity and speed to deliver voice and data services. These next generation wireless networks require new equipment based on more advanced RF semiconductor technology.

•
Demand for high-performance broadband cable network services.  In recent years, many cable network operators have begun to upgrade their network infrastructure to support high-speed data services, a broad selection of digital television channels and voice telephony services. To support these enhanced services, cable network operators are upgrading their network infrastructure with equipment that utilizes high frequency RF technologies.

•
Potential broad deployment of RFID technology.  RFID offers the potential for substantial productivity gains and operational cost savings because it enables real-time knowledge of greater amounts of unique product data than can be delivered by conventional technology, such as product type, date of manufacture, serial number and expiration date. The technology has been successfully used in applications to date, such as Exxon Mobil's Speedpass™, and several recent announcements indicate a growing desire to implement RFID technology, including Wal-Mart's announcement that 100 of its suppliers must be RFID compliant in 2005 and a Department of Defense statement that its suppliers must use RFID tags by early 2005. According to Venture Development Corporation, the RFID market is forecasted to grow from $965 million in 2002 to $2.7 billion in 2007, representing a 23% compound annual growth rate. We are targeting the reader device segment of that market.

•
Expansion of defense and homeland security markets.  Growth in defense electronic spending is expected to be driven by a newly heightened focus on defense and the need for modernization of electronic systems and platforms. New homeland security initiatives, such as the development of secure radios for law enforcement personnel, will also require advanced RF technology. Department of Defense and homeland security initiatives are dependent upon RF, microwave and power system applications, creating additional opportunities for RF suppliers.

Business strategy

Our objective is to be the leading supplier of innovative RF semiconductor products. To meet this goal, we intend to:

•
continue to leverage our expertise in RF design, semiconductor process technology and component integration to grow our product portfolio;

•
target multiple growth markets such as RFID and defense and homeland security and expand our addressable market opportunities in wireless communications and broadband cable;

•
maintain and develop strong collaborative relationships with our industry leading customers and technology partners;

•
capitalize on our fabless semiconductor strategy to reduce our costs, focus our engineering resources on product development and accelerate the time-to-market of new products; and

•
selectively pursue acquisitions of new products and technologies.

Recent developments

Our preliminary unaudited results for the quarter ended December 31, 2003 are as follows. Our revenue for the fourth quarter of 2003 was approximately $6.5 million. Our semiconductor revenue, which includes sales of our RFID products, was approximately $6.0 million during the same period. Our gross margins also improved sequentially and year over year. As of December 31, 2003, our cash and cash equivalents and short term investments were approximately $60.1 million.

We were originally incorporated in California in 1957, and in August 2000 we were reincorporated in Delaware. Our principal executive offices are located at 401 River Oaks Parkway, San Jose, California 95134. Our telephone number is (408) 577-6200. Our website address is www.wj.com. Information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

The offering

Shares offered by us	2,000,000 shares
Shares offered by the selling stockholders	10,600,000 shares
Common stock to be outstanding after the offering	59,409,717 shares
Use of proceeds
For general corporate purposes, to fund working capital requirements and for potential strategic transactions. See "Use of Proceeds" for more information regarding our intended use of the net proceeds from this offering.
We will not receive any of the proceeds from the sale of common stock by the selling stockholders.
Nasdaq National Market symbol	WJCI

The number of shares of our common stock to be outstanding after this offering is based on 57,409,717 shares outstanding as of September 28, 2003. The number of shares of our common stock that will be outstanding after the offering excludes:

    •
    an aggregate of 12,275,829 shares of common stock reserved for issuance upon exercise of outstanding options, at a weighted average exercise price of $1.68 per share; and

    •
    an aggregate of 6,477,089 shares of common stock available for future issuance under our employee stock plans.

Unless otherwise noted, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

Risk factors

An investment in our common stock involves a high degree of risk. You should consider the information contained in "Risk factors" beginning on page 3 of the accompanying prospectus before investing in our common stock. In addition, you should consider the following supplemental risk factors.

The new markets we are targeting may not grow as forecast and we may not be a successful participant in those markets.

Our growth strategy is based in part on our success in penetrating new markets, including the RFID and defense and homeland security markets. These markets currently are not a material source of revenue for us, and we cannot assure you that our new products will succeed.

In addition to the risks generally associated with new product development and introduction, these products are subject to the particular risks described below.

The growth of the RFID market will depend on, among other things, the ability of suppliers to meet size, portability, cost and power consumption objectives, the ability of industry participants to agree on appropriate technology standards and the willingness of end-users to invest in the required equipment and information systems. Even if the market does grow as forecasted, our ability to successfully participate in the RFID market will depend upon, among other things, our timely development and marketing of appropriate products, attracting the most advantageous industry partnerships, securing any necessary additional intellectual property and forming customer relationships.

The success of our products for the defense and homeland security markets will require, among other things, that our products conform to the enhanced specifications often associated with products for this sector, and that we develop relationships with a category of customers with which we have not had extensive dealings in recent years. Our results in this sector may also be affected by changes in government funding levels and by contract provisions that may give customers the right to terminate contracts for convenience.

Third party intellectual property claims could harm our business.

As is typical in the semiconductor industry, we from time to time receive communications from third parties alleging infringement of patent and other intellectual property rights. For example, we are currently engaged in correspondence with a competitor over an alleged patent infringement claim relating to certain of our products. We believe the asserted claim is without merit and do not believe that the claim will have a material impact on our business. We intend to vigorously protect our proprietary intellectual property rights with respect to all of our products. However, we cannot assure you that this claim, or other such claims that may arise in the future, can be amicably disposed of, and it is possible that litigation could ensue. Litigation could result in substantial costs to us and diversion of our resources. If we fail to obtain a necessary license or if we do not prevail in patent or other intellectual property litigation, we could be required to discontinue using certain technologies, to seek to develop non-infringing technologies, which may not be feasible, and to pay monetary damages, any of which could harm our business.

Summary consolidated financial data

The following consolidated financial data should be read together with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The consolidated statement of operations data for each of the three years in the period ended December 31, 2002 and the consolidated balance sheet data as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The consolidated balance sheet data as of December 31, 2000 has been derived from our audited consolidated financial statements which are not incorporated by reference in this prospectus supplement. The consolidated statements of operations data for the nine months ended September 29, 2002 and September 28, 2003, and the consolidated statements of operations data for each of the seven quarters in the period ended September 28, 2003 and the consolidated balance sheet data as of the end of each quarter have been derived from unaudited consolidated financial statements which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited consolidated financial data have been prepared on the same basis as the audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

	Three Months Ended
(in thousands, except per share data)	March 31, 2002	June 30, 2002	Sept. 29, 2002	Dec. 31, 2002	March 30, 2003	June 29, 2003	Sept. 28, 2003

Consolidated statement of operations data:
Sales:
Semiconductor	$3,122	$3,413	$4,415	$5,070	$4,961	$3,197	$5,223
Other(1)	9,940	5,310	4,835	4,051	2,730	2,287	1,680

Total sales	13,062	8,723	9,250	9,121	7,691	5,484	6,903
Cost of goods sold	10,087	6,877	6,680	5,248	4,798	3,571	3,928

Gross profit	2,975	1,846	2,570	3,873	2,893	1,913	2,975

Gross margin	23%	21%	28%	42%	38%	35%	43%

Operating expenses:
Research and development	4,440	4,657	4,411	4,299	4,468	4,281	4,200
Selling and administrative	3,443	2,596	2,460	2,260	2,712	2,687	2,198
Amortization of deferred stock compensation	91	138	161	93	35	20	19
Recapitalization merger and restructuring charges	—	—	22,886	11,856	715	35	2

Total operating expenses	7,974	7,391	29,918	18,508	7,930	7,023	6,419

Loss from operations	(4,999)	(5,545)	(27,348)	(14,635)	(5,037)	(5,110)	(3,444)
Interest and other income—net	277	276	300	239	217	1,241	140

Loss before income taxes	(4,722)	(5,269)	(27,048)	(14,396)	(4,820)	(3,869)	(3,304)
Income tax benefit	—	—	—	—	631	16	—

Net loss	$(4,722)	$(5,269)	$(27,048)	$(14,396)	$(4,189)	$(3,853)	$(3,304)

Basic and diluted net loss per share	$(0.08)	$(0.09)	$(0.48)	$(0.25)	$(0.07)	$(0.07)	$(0.06)

Basic and diluted average shares	55,995	56,292	56,437	56,461	56,516	56,354	56,698

Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$67,538	$68,405	$65,524	$64,745	$62,263	$64,172	$61,598

	Year Ended December 31,			Nine Months Ended
(in thousands, except per share data)	2000(2)	2001	2002	September 29, 2002	September 28, 2003

Consolidated statements of operations data:
Sales	$115,797	$62,220	$40,156	$31,035	$20,078
Cost of goods sold	72,027	58,860	28,862	23,643	12,297

Gross profit	43,770	3,360	11,294	7,392	7,781
Operating expenses:
Research and development	19,064	17,193	17,807	13,508	12,949
Selling and administrative	15,927	13,771	10,759	8,500	7,597
Amortization of deferred stock compensation	1,042	593	513	390	73
Recapitalization merger and restructuring charges	35,453	9,797	34,742	22,886	752

Total operating expenses	71,486	41,354	63,821	45,284	21,371

Loss from operations	(27,716)	(37,994)	(52,527)	(37,892)	(13,590)
Interest and other income (expense)—net	(1,423)	3,470	1,092	853	1,597
Gain on dispositions of real property	30,892	325	—	—	—

Income (loss) from continuing operations before income taxes	1,753	(34,199)	(51,435)	(37,039)	(11,993)
Income tax (provision) benefit	(4,707)	12,528	—	—	647

Loss from continuing operations	$(2,954)	$(21,671)	$(51,435)	$(37,039)	$(11,346)

Loss from continuing operations per share—basic and diluted	$(0.20)	$(0.39)	$(0.91)	$(0.66)	$(0.20)

Shares used to calculate loss from continuing operations per share—basic and diluted	63,337	55,629	56,291	56,262	56,526

	December 31,			September 28, 2003
(in thousands)	2000	2001	2002	Actual	As Adjusted(3)

Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$89,785	$55,673	$64,745	$61,598	$71,794
Working capital	98,877	84,822	71,431	63,507	73,703
Total assets	167,498	127,016	95,548	82,536	92,732
Short and long-term debt and capital lease obligations	—	—	—	—	—
Total stockholders' equity	119,388	99,722	49,618	40,006	50,202

(1)   Other sales include sales of our wireless, fiber optic and thin-film products. In the financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus, thin-film products are included in semiconductor sales. We sold our thin-film business to M/A-COM, a unit of Tyco Electronics, in the second quarter of 2003. Thin-film sales were $665,000, $608,000, $742,000, $1.2 million, $542,000, $313,000 and $0 in the quarters ended March 31, 2002, June 30, 2002, September 29, 2002, December 31, 2002, March 30, 2003, June 29, 2003 and September 28, 2003, respectively.

(2)   Per share amounts available to common stockholders reflect a $10 million preferred stock dividend for the assumed beneficial conversion of our preferred stock.

(3)   Adjusted to reflect the sale of 2,000,000 shares of our common stock offered by us at a public offering price of $5.75 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Special note regarding forward-looking statements

Some of the information set forth in this prospectus supplement and the accompanying prospectus included or incorporated by reference are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, WJ Communications may make other written and oral communications from time to time that contain such statements. Forward-looking statements, including statements as to industry trends, future expectations of WJ Communications and other matters that do not relate strictly to historical facts, are based on certain assumptions by management. These statements are often identified by the use of words such as "may," "will," "expect," "plans," "believe," "anticipate," "intend," "could," "estimate," or "continue" and similar expressions or variations, and are based on the beliefs and assumptions of the management of WJ Communications based on information then currently available to management. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include, among others, the risks discussed herein under the heading "Risk factors" beginning on page S-4 of this prospectus supplement and beginning on page 3 of the accompanying prospectus and are described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 under "Risk Factors That May Affect Future Results." We caution readers to carefully consider such factors. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus supplement and the accompanying prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus supplement and the accompanying prospectus. Further, such forward-looking statements speak only as of the date on which such statements are made; except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Use of proceeds

We will receive approximately $10,196,000 in net proceeds from the sale of shares of our common stock in this offering, based on a public offering price of $5.75 per share, after deducting the underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We intend to use the net proceeds as follows:

•
for general corporate purposes and to fund general working capital requirements; and
•
to fund potential strategic transactions.

We currently have no agreements or understandings with respect to any material transactions. We have not allocated any portion of the net proceeds from this offering to a specific purpose and will have broad discretion in how to use our net proceeds. Until we use the net proceeds from this offering as described above, we intend to temporarily invest the net proceeds in short-term, investment-grade, interest-bearing securities or obligations of, or guaranteed by, the U.S. Government, which do not currently have significant yields given current market rates.

Capitalization

The following table sets forth our cash and cash equivalents, short-term investments and capitalization as of September 28, 2003:

•
on an actual basis, and

•
on an adjusted basis to reflect the sale of 2,000,000 shares of our common stock offered by us at a public offering price of $5.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	September 28, 2003

(in thousands except share and per share data)	Actual	As Adjusted

Cash and cash equivalents	$28,965	$39,161
Short-term investments	32,633	32,633

Total cash and cash equivalents and short-term investments	$61,598	$71,794

Total long-term debt and capital lease obligations	$—	$—

Stockholders' equity:
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued and outstanding, actual or as adjusted
Common stock par value $.01 per share: 100,000,000 shares authorized, 57,409,717 (59,409,717, as adjusted) issued and outstanding	584	604
Treasury stock	(10)	(10)
Additional paid-in capital	180,724	190,900
Accumulated deficit	(141,154)	(141,154)
Deferred stock compensation	(139)	(139)
Accumulated other comprehensive income	1	1

Total stockholders' equity	$40,006	$50,202

Total capitalization	$40,006	$50,202

The number of shares of our common stock outstanding as of September 28, 2003, in the actual and as adjusted columns in the table above excludes:

•
an aggregate of 12,275,829 shares of common stock reserved for issuance upon exercise of outstanding options at a weighted average exercise price of $1.68 per share; and

•
an aggregate of 6,477,089 shares of common stock available for future issuance under our employee stock plans.

Selling stockholders

The table below supplements the table appearing on page 22 under the heading "Selling Stockholders" in the accompanying prospectus and sets forth the names of the selling stockholders and the number of shares which may be sold by the selling stockholders pursuant to this prospectus supplement and the accompanying prospectus. The percentage of outstanding shares beneficially owned before the offering is based on 57,741,050 shares of common stock outstanding as of January 5, 2004. The percentage of outstanding shares beneficially owned after the offering is based on 59,741,050 shares of common stock outstanding.

The information included below is based upon information provided by the individuals named below. The table has been prepared on the assumption that the over-allotment option has not been exercised, and that all of the shares offered under this prospectus will be sold to unaffiliated parties. See "Underwriting."

	Shares of Common Stock Beneficially Owned Before the Offering			Shares of Common Stock Beneficially Owned After the Offering
			Shares Offered
Selling Stockholders	Number	Percent		Number	Percent

Fox Paine Capital Fund, L.P.(1)	35,080,129	60.8%	9,271,577	25,808,552	43.2%
FPC Investors, L.P.(1)	520,524	*	137,572	382,952	*
WJ Coinvestment Fund I, LLC(1)	873,510	1.5	230,868	642,642	1.1
WJ Coinvestment Fund III, LLC(1)	364,741	*	96,398	268,343	*
WJ Coinvestment Fund IV, LLC(1)	182,370	*	48,200	134,170	*

Sub-total	37,021,274	64.1%	9,784,615	27,236,659	45.6%
The Watkins Trust(2)	3,600,000	6.2%	815,385	2,784,615	4.7%

Total	40,621,274	70.4%	10,600,000	30,021,274	50.3%

*
less than one percent

(1)   Fox Paine & Company, LLC is the manager of Fox Paine Capital Fund, L.P. and FPC Investors, L.P. and possesses voting and investment power over an aggregate of 35,600,653 shares of common stock, or 61.7% of our outstanding common stock, held by these entities. Fox Paine Capital, LLC is the general partner of Fox Paine Capital Fund, L.P. and FPC Investors, L.P. and the managing member of WJ Coinvestment Fund I, LLC, WJ Coinvestment Fund III, LLC and WJ Coinvestment Fund IV, LLC and possesses voting and investment power over an aggregate of 37,021,274 shares of common stock, or 64.1% of our outstanding common stock, held by these entities. Fox Paine Capital, LLC and Fox Paine & Company LLC are not the record owner of any shares of common stock. Our Chairman, W. Dexter Paine, is a member of Fox Paine Capital, LLC and Fox Paine & Company LLC and shares voting power of Fox Paine Capital, LLC and Fox Paine & Company LLC. Directors Wray T. Thorn and Robert N. Lowe are members of Fox Paine Capital, LLC. Each of Messrs. Paine, Thorn and Lowe disclaims beneficial ownership of the shares of common stock owned by these entities, except to the extent of his pecuniary interest in those shares. The address of Fox Paine & Company, LLC, Fox Paine Capital, LLC, Fox Paine Capital Fund, L.P., FPC Investors, L.P., WJ Coinvestment Fund I, LLC, WJ Coinvestment Fund III, LLC, WJ Coinvestment Fund IV, LLC and Messrs. Paine, Thorn and Lowe is c/o Fox Paine & Company, LLC, 950 Tower Lane, Suite 1150, Foster City, CA 94404.

(2)   The Watkins Trust is a living trust administered under the laws of the state of California. Dean A. Watkins has voting and dispositive power as a co-trustee and beneficiary of the Watkins Trust. Dr. Dean A. Watkins was one of our co-founders and was the chairman of our board of directors at the time of the recapitalization merger. In the recapitalization merger, all of the pre-recapitalization stockholders, except for the Watkins Trust, received cash in exchange for their shares of the pre-recapitalization common stock. Pursuant to an agreement entered into with the Watkins Trust at the time of the recapitalization, the Watkins Trust rolled over a major portion of its equity interest in us and entered into the shareholders agreement. Following the recapitalization merger, in April 2000, we changed our name from Watkins-Johnson Company to WJ Communications, Inc. The address of the Watkins Trust is c/o WJ Communications, Inc. 401 River Oaks Parkway, San Jose, California 95134.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. is acting as the representative of the underwriters. We have entered into a firm commitment underwriting agreement with the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell, the following respective number of shares of common stock set forth opposite the name of each underwriter:

Name	Number of Shares

J.P. Morgan Securities Inc.	6,200,000
Bear, Stearns & Co. Inc.	3,720,000
CIBC World Markets Corp.	1,860,000
Wells Fargo Securities, LLC	620,000
Merriman Curhan Ford & Co.	100,000
Pacific Crest Securities Inc.	100,000

Total	12,600,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to conditions customary for offerings of this type. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,890,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Underwriting discounts and commissions

	Paid by Us		Paid by Selling Stockholders
	Without over-allotment exercise	With over-allotment exercise	Without over-allotment exercise	With over-allotment exercise

Per Share	$0.302	$0.302	$0.302	$0.302
Total	$604,000	$604,000	$3,201,200	$3,771,980

The underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at the public offering price less a concession not to exceed $0.181 per share. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.010 per share from the public offering price. If all of the shares are not sold at the public offering price, the representatives may change the public offering price and the other selling terms.

Our common stock is traded on The Nasdaq National Market under the symbol "WJCI."

We are also including the following disclosure at the request of the NASD:

The maximum compensation we will pay to underwriters in connection with any offering of the securities will not exceed 8% of the maximum proceeds of such offering. All post-effective amendments or prospectus supplements disclosing the actual price and selling terms of each offering of the securities will be submitted to the NASD Corporate Financing Department at the same time they are filed with the SEC. The NASD Corporate Financing Department will be advised if, subsequent to the filing of any offering of the securities, any of our 5% or greater shareholders is or becomes an affiliate or associated person of an NASD member participating in the distribution of such securities. All NASD members participating in offerings of the securities understand the requirements that have to be met in connection with SEC Rule 415 and Notice to Members 88-101.

We and our directors, executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and such holders of stock have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, options or warrants to acquire shares of common stock, or securities convertible into or exchangeable or exercisable for shares of common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock, or publicly announce an intention to do any of the foregoing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement. In addition, our directors, executive officers and the selling stockholders have agreed that, without the prior written consent of J.P. Morgan Securities Inc., they will not, during this period, make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock. Such consent may be given at any time without public notice. The foregoing restrictions shall not apply to (i) the sale of the common stock offered pursuant to this prospectus supplement, (ii) the issuance of options granted under our existing stock option plans, (iii) the issuance of common stock upon the exercise of options granted under, or shares issued pursuant to, our existing stock option plans and stock purchase plan, (iv) the issuance of common stock issued in connection with acquisitions provided that each recipient of common stock executes a lock-up agreement with J.P. Morgan Securities Inc. and (v) sales by our directors and executive officers under pre-existing plans adopted pursuant to Rule 10b5-1 under the Exchange Act.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Exchange Act in connection with this offering. Stabilizing transactions permit bids to purchase the common shares so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common shares in the open market following completion of this offering to cover all or a portion of a syndicate short position created by the underwriters selling more common shares in connection with this offering than they are committed to purchase from us and the selling stockholders. In addition, the underwriters may impose "penalty bids" under contractual arrangements between the underwriters and dealers participating in this offering whereby they may reclaim from a dealer participating in this offering the selling concession with respect to common shares that are distributed in this offering but subsequently purchased for the account of the underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the common share at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if any are undertaken, they may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. In general a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

We estimate that our total expenses attributable to this offering will be approximately $700,000 excluding underwriting discounts and commissions.

In the ordinary course of the underwriters' respective businesses, the underwriters and their affiliates may, from time to time, engage in commercial and investment banking transactions with us or the selling stockholders.

Legal matters

The validity of the common stock offerred hereby will be passed upon for us by Shumaker, Loop & Kendrick, LLP, Tampa, Florida. The underwriters have been represented by Davis Polk & Wardwell, Menlo Park, California.

Where you can find more information

Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus supplement. This prospectus supplement and the accompanying prospectus do not contain all of the information in the registration statement as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

We will furnish without charge to each person to whom a copy of this prospectus supplement is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus supplement and the accompanying prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus supplement). You should direct any requests for copies to: WJ Communications, Inc., 401 River Oaks Parkway, San Jose, California 95134, Attention: Investor Relations, Telephone: (408) 577-6200.

Documents incorporated by reference

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus supplement the information contained in the following documents:

•
our annual report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 28, 2003;

•
our quarterly report on Form 10-Q for the quarter ended March 30, 2003, filed with the SEC on May 13, 2003;

•
our quarterly report on Form 10-Q for the quarter ended June 29, 2003, filed with the SEC on August 12, 2003;

•
our quarterly report on Form 10-Q for the quarter ended September 28, 2003, filed with the SEC on October 30, 2003;

•
our current reports on Form 8-K filed with the SEC on January 22, 2004, January 9, 2004, December 30, 2003, October 31, 2003, October 21, 2003, June 27, 2003, June 2, 2003, May 8, 2003, April 22, 2003, April 2, 2003 and March 27, 2003;

•
the description of our common stock contained in our registration statement on Form 8-A, No. 000-31337 filed with the SEC on August 14, 2000 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

•
all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act until all of the securities that we may offer with this prospectus and prospectus supplement are sold.

You may obtain copies of those documents from us, free of cost, by contacting us at the address or telephone number provided in "Where you can find more information" immediately above.

Information that we file later with the SEC and that is incorporated by reference into this prospectus supplement will automatically update information contained in this prospectus supplement or that was previously incorporated by reference into this prospectus supplement. You will be deemed to have notice of all information incorporated by reference in this prospectus supplement as if that information was included in this prospectus supplement.

Prospectus

2,000,000 Shares

WJ COMMUNICATIONS, INC.

Common Stock

13,000,000 Shares of Common Stock
Offered by Selling Stockholders

        This prospectus includes a general description of the shares of common stock, we may issue from time to time. You should read this prospectus and each prospectus supplement carefully before you invest.

        We may sell up to 2,000,000 shares of our common stock under this prospectus. In addition, the selling stockholders named in this prospectus may sell up to 13,000,000 shares of our common stock. The shares of common stock covered by this prospectus may be sold at fixed prices or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of our common stock by selling stockholders.

        Our common stock is traded on the Nasdaq National Market, under the symbol "WJCI." On December 22, 2003, the last reported sale price for our stock was $4.57 per share.

        Investing in our common stock involves risks that are described in the section entitled "Risk Factors" beginning page 3 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

The date of this prospectus is December 29, 2003

About this Prospectus

        This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under the shelf registration process, we may offer from time to time shares of common stock, up to an aggregate number of 2,000,000 shares in one or more offerings. In addition, the selling stockholders named in this prospectus may sell up to 13,000,000 shares of our common stock. This prospectus provides you with a general description of the common stock we and/or the selling stockholders may offer. Each time we and/or the selling stockholders offer common stock, in addition to this prospectus we will provide you with a prospectus supplement that will contain specific information about the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement as well as additional information described under "Where You Can Find Additional Information" and "Incorporation of Certain Information by Reference."

        You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell the common stock in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

        Unless the context otherwise requires, the terms "we," "our," "us," "the company" and "WJ Communications" refer to WJ Communications, Inc., a Delaware corporation, and not to the selling stockholders.

i

PROSPECTUS SUMMARY

        This section contains a general summary of the information contained in this prospectus. It may not include all of the information that is important to you. You should read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference before making an investment decision.

WJ Communications, Inc.

        We are a radio frequency ("RF") semiconductor company providing radio frequency product solutions worldwide to communications equipment companies and service providers. We design, develop and manufacture innovative, high quality products for both current and next generation wireless and wireline networks, defense and homeland security systems and RF identification systems. Our products are comprised of advanced, highly functional RF semiconductors, components and integrated assemblies which address the RF challenges of these various systems. Our commercial communications products are used by telecommunication and broadband cable equipment manufacturers supporting and facilitating mobile communications, enhanced voice services, data and image transport.

        We believe our core expertise and years of experience in semiconductor technology, coupled with our RF design, integration, and internal and outsourced manufacturing capabilities allows us to compete effectively in our markets. By applying our sophisticated integration expertise to high level assembly design, we are able to develop cost-effective high performance products suitable for volume manufacturing. We are in the process of implementing a fully outsourced business model utilizing third-party foundries for our manufacturing needs which we believe will provide us with significant advantages when completed. We are committed to being a technology leader and product development innovator within the commercial communications market.

        Our principal executive offices are located at 401 River Oaks Parkway, San Jose, California 95134 and our telephone number at such address is (408) 577-6200. Our Internet address is www.wj.com and we make our filings with the Securities and Exchange Commission available from our Website free of charge. Information contained on our Website is not part of this prospectus.

The Securities We May Offer

        With this prospectus, we may offer common stock, and the selling stockholders named in this prospectus may sell shares of our common stock. The aggregate number of shares of common stock that we may offer with this prospectus will not exceed 2,000,000 shares. In addition, the selling stockholders named in this prospectus may sell up to 13,000,000 shares of our common stock. Each time we and/or the selling stockholders offer securities with this prospectus, we will provide offerees with a prospectus supplement that will contain the specific terms of the offering.

        Fox Paine Capital Fund, L.P. and The Watkins Trust are the selling stockholders named in this prospectus. Fox Paine Capital Fund, L.P., together with its affiliates, beneficially owns approximately 64.2% of our common stock. Additionally, our directors W. Dexter Paine, III, Robert N. Lowe and Wray T. Thorn are affiliated with Fox Paine. The Watkins Trust owns approximately 6.2% of our common stock. A co-trustee and beneficiary of the Watkins Trust is Dr. Dean A. Watkins. Dr. Watkins was one of our co-founders and was our former chairman of the board and former executive officer through January 31, 2000.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section of this prospectus entitled "Risk Factors" as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Risks that May Affect Future Results" that appears in our Quarterly Report on Form 10-Q for the quarter ended September 28, 2003 and other documents that we subsequently incorporate by reference into this prospectus, and in the section entitled "Risk Factors" in supplements to this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

RISK FACTORS

        You should carefully consider the risks described below and risks contained in any accompanying prospectus supplement as well as the other information included or incorporated by reference in this prospectus and the prospectus supplement before making an investment decision in our securities. These risk factors are effective as of the date of this prospectus and the applicable prospectus supplement and shall be automatically amended through our future filings incorporated herein by reference. All of these risks may impair our business operations. The forward-looking statements in this prospectus, in the applicable prospectus supplement, and in the documents incorporated herein by reference involve risks and uncertainties and actual results may differ materially from the results we discuss in the forward-looking statements. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have experienced substantial declines in sales and increases in operating losses and we anticipate additional future losses.

        Our sales for 2000, 2001, 2002 and the nine months ended September 28, 2003 were $115.8 million, $62.2 million, $40.2 million and $20.1 million, respectively. This significant decrease in sales was due primarily to sharply reduced end-customer demand in many of the communications end-markets, which our products address. We incurred operating losses of $27.7 million in 2000, $38.0 million in 2001, $52.5 million in 2002 and $13.6 million in the nine months ended September 28, 2003.

        We expect that current reduced end-customer demand will, and other factors could, continue to adversely affect our operating results in the near term and we anticipate incurring additional losses in the future. Other factors could include, but are not limited to:

  •
  production overcapacity in the industry which could cause us to have to reduce the price of our products adversely affecting our sales and margins;

  •
  rescheduling, reduction or cancellation of significant customer orders which could cause us to lose sales that we had anticipated;

  •
  any loss of a key customer;

  •
  the ability of our customers to manage their inventories which if not properly managed could cause our customers to reschedule, reduce or cancel significant orders or return our products; and

  •
  political and economic instability in, foreign conflicts involving or the impact of regional and global infectious illnesses (such as the SARS outbreak) on the countries of our vendors, manufacturers, subcontractors and customers.

        In order to return to profitability, we must achieve substantial revenue growth and we currently face an environment of uncertain demand in the markets our products address. We cannot assure you as to whether or when we will return to profitability or whether we will be able to sustain such profitability, if achieved.

We operate in the highly cyclical semiconductor industry which has experienced significant fluctuations in supply and demand.

        The semiconductor industry is highly cyclical and has historically experienced significant fluctuations in supply and demand for products. The industry has experienced significant downturns,

often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand of end-customers, production overcapacity, high inventory levels and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past and may experience such downturns in the future. The most recent downturn, which began in the fourth quarter of 2000, has been severe and prolonged, and it is uncertain when any significant recovery will occur. Future downturns in the semiconductor industry may also be severe and prolonged. Future downturns in the semiconductor industry, or any failure of the industry to recover fully from its recent downturn, could seriously impact our revenues and harm our business, financial condition and results of operations.

        During the 1990s and continuing into 2000, the semiconductor industry enjoyed unprecedented growth, benefiting from the rapid expansion of the internet and other computing and communications technologies. During 2001, we—like many of our customers and competitors—were adversely affected by a general economic slowdown and an abrupt decline in demand for products. The terrorist attacks of September 11, 2001 also further depressed economic activity and demand for products. The impact of slowing demand has been compounded by higher than normal levels of product inventories among our customers, resulting in increasing pricing pressure. We expect that factors including, but not limited to, specific market conditions, general economic conditions, economic uncertainty and downturns relating to the threat or actual occurrence of armed international conflict or terrorist attacks, reduced end-customer demand for products, underutilization of our manufacturing capacity and changes in our revenue mix could materially and adversely impact our operating results in the near term.

We depend on Richardson Electronics, Ltd. for distribution of our RF semiconductor products and the loss of this relationship could materially reduce our sales.

        Richardson Electronics, Ltd. is the sole worldwide distributor of our complete line of RF semiconductor products. This sole distributor is our largest semiconductor customer and our sales to Richardson Electronics, Ltd. represent 42% of our semiconductor sales for the nine months ended September 28, 2003 and 52%, 32% and 31% in 2002, 2001 and 2000, respectively. We cannot assure you that this exclusive relationship will improve sales of our semiconductor products or that it is the most effective method of distribution. If this sole distributor fails to successfully market and sell our products, our semiconductor sales could materially decline. Our agreement with this distributor does not require it to purchase our products and is terminable at any time. If this distribution relationship is discontinued, our RF semiconductor sales could materially decline.

We depend upon a small number of customers that account for a high percentage of our sales and the loss of, or a reduction in orders from, a significant customer could result in a reduction of sales.

        We depend on a small number of customers for a majority of our sales. We currently have two customers, Richardson Electronics, Ltd. and Lucent Technologies, which each accounted for more than 10% of our sales and in aggregate accounted for 70% of our sales for the nine months ended September 28, 2003. Sales to Richardson Electronics accounted for 42% of our sales for the nine months ended September 28, 2003 and 24%, 11% and 7% in 2002, 2001, and 2000, respectively. Sales to Lucent Technologies accounted for 28% of our sales for the nine months ended September 28, 2003 and 25%, 31% and 27% in 2002, 2001 and 2000, respectively, including sales to their manufacturing subcontractors. In addition, most of our sales result from purchase orders or from contracts that can be cancelled on short-term notice. Moreover, it is possible that our customers may develop their own products internally or purchase products from our competitors. We expect that our key customers will continue to account for a substantial portion of our revenue in the remainder of 2003 and in 2004. The loss of or a reduction in orders from a significant customer for any reason could cause our sales to decrease.

Our quarterly operating results may fluctuate significantly. As a result, we may fail to meet or exceed the expectations of securities analysts and investors, which could cause our stock price to decline.

        Our quarterly revenues and operating results have fluctuated significantly in the past and may continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. If our operating results do not meet our publicly stated guidance or the expectations of securities analysts or investors, our stock price may decline. For example, in late 2002 and early 2003, we publicly announced revised lowered expectations of financial results for certain periods. Subsequent to such announcements, the trading price of our common stock declined significantly. Factors that can contribute to fluctuations in our operating results include:

  •
  the timing and size of customer orders;

  •
  the rescheduling, reduction or cancellation of significant customer orders;

  •
  the ability of our customers to manage their inventories;

  •
  our gain or loss of a key customer;

  •
  changes in the volume of our product sales and pricing concessions on volume sales;

  •
  the qualification, availability and pricing of competing products and technologies and the resulting effect on sales and pricing of our products;

  •
  the timing and success of the introduction of new products and technologies by us and our competitors, and the acceptance of our new products by our customers;

  •
  the acceptance of our new products by our customers;

  •
  the timing of customer-industry qualification and certification of our products and the risks of non-qualification or non-certification;

  •
  the rate of which our present and future customers and end users adopt our technologies in our target markets;

  •
  fluctuations in the manufacturing yields of our fabrication facilities or of any third-party semiconductor foundries we outsource to and other problems or delays in the fabrication, assembly, testing or delivery of our products;

  •
  the availability and pricing of third-party semiconductor foundry and assembly and test capacity and raw materials;

  •
  cost and expense of outsourcing our semiconductor manufacturing;

  •
  changes in our product mix or customer mix;

  •
  the level of orders received that we can ship in a fiscal quarter;

  •
  the availability and affordability of raw materials;

  •
  recognition of non-recurring revenue generated from life-time buys of discontinued products or settlements of contract cancellations for orders containing inventory protection clauses;

  •
  the eventual actual cost of our abandonment of our leased facilities; and

  •
  our ability to sublease the excess space we abandoned in our leased facilities.

Due to the factors discussed above, you should not rely on quarter-to-quarter comparisons of our operating results as indicators of our future performance.

Under our realigned manufacturing strategy, we will be increasingly dependent upon third parties for the manufacture of our products.

        As we transition to a complete outsourcing business model, we will obtain an increasing portion of our wafer requirements from outside wafer fabrication facilities, known as foundries. There are significant risks associated with our reliance on third-party foundries, including:

  •
  the ability of the outsourced foundries to complete the transfer of our semiconductor production processes;

  •
  the lack of ensured wafer supply, potential wafer shortages and higher wafer prices;

  •
  limited control over product delivery schedules, quality assurance and control, manufacturing yields and production costs; and

  •
  the unavailability of, or delays in obtaining, access to key fabrication process technologies.

        We have no long-term contracts with any foundry and we do not have a guaranteed level of production capacity at any foundry. The ability of each foundry to provide wafers to us is limited by its available capacity and our foundry suppliers could provide that limited capacity to its other customers. In addition, our foundry suppliers could reduce or even eliminate the capacity allocated to us on short notice. Moreover, such a reduction or elimination is possible even after we have submitted a purchase order. If we choose to use a new foundry, it typically takes several months to complete the qualification process before we can begin shipping products from the new foundry.

        The foundries we use may experience financial difficulties or suffer damage or destruction to their facilities. If these events or any other disruption of wafer fabrication capacity occur, we may not have a second manufacturing source immediately available. We may therefore experience difficulties or delays in securing an adequate supply of our products, which could impair our ability to meet our customers' needs and have a material adverse effect on our operating results. In the event of these types of delays, we cannot assure you that the required alternate capacity, particularly wafer production capacity, would be available on a timely basis or at all. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, which could result in a loss of customers. We may be unable to obtain sufficient manufacturing capacity to meet demand, either at our own facilities or through foundry or similar arrangements with others.

        In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries to experience from time to time lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers' demands for our products on a timely and cost-effective basis.

        We cannot be certain that we will be able to maintain our good relationships with our existing foundries. In addition, we cannot be certain that we will be able to form relationships with other foundries as favorable as our current ones. Moreover, transferring from our internal fabrication facility or our existing foundries to another foundry, could require a significant amount of time and loss of revenue, and we cannot assure you that we could make a smooth and timely transition. If foundries are unable or unwilling to continue to supply us with these semiconductor products in required time frames and volumes or at commercially acceptable costs, our business may be harmed.

The amount and timing of revenue from newly designed semiconductors is often uncertain.

        Once a manufacturer of communications equipment has designed a supplier's semiconductor into its products, the manufacturer may be reluctant to change its source of semiconductors due to the significant costs associated with qualifying a new supplier and potentially redesigning its product. Accordingly, our failure to achieve design wins with equipment manufacturers, which have chosen a competitor's semiconductor, could create barriers to future sales opportunities with these manufacturers.

        We have announced a significant number of new semiconductor products and design wins for new and existing semiconductors. Achieving a design win with a customer does not create a binding commitment from that customer to purchase our products. Rather, a design win is solely an expression of interest by potential customers in purchasing our products and is not supported by binding commitments of any nature.

        After we have developed and delivered a semiconductor product to a customer, the customer will usually test and evaluate our product prior to designing its own equipment to incorporate our product. Our customer may need three to six months or longer to test, evaluate and adopt our semiconductors and an additional three to nine months or more to begin volume production of equipment that incorporates our semiconductors. Moreover, in light of the significant economic slow down in the telecommunications sector, it may take significantly longer than three to nine months before customers commence volume production of equipment incorporating some of our semiconductors. Due to this lengthy sales cycle, we may experience significant delays from the time we increase our expenses for research and development and sales and marketing efforts and make investments in inventory until the time that we generate revenue from these products. It is possible that we may never generate any revenue from these products after incurring such expenditures. Even if a customer selects our semiconductors to incorporate into its equipment, we have no assurances that the customer will ultimately market and sell its equipment or that such efforts by our customer will be successful. The delays inherent in our lengthy sales cycle increase the risk that a customer will decide to cancel or change its product plans. Such a cancellation or change in plans by a customer could cause us to lose sales that we had anticipated. In addition, our business, financial condition and results of operations could be materially and adversely affected if a significant customer curtails, reduces or delays orders during our sales cycle or chooses not to release equipment that contains our products.

        Our ability to develop and deliver new semiconductor products successfully will depend on various factors, including our ability to:

  •
  accurately predict market requirements and evolving industry standards;

  •
  accurately define new products;

  •
  timely complete and introduce new product designs;

  •
  timely qualify and obtain industry interoperability certification of our products and the products of our customers into which our products will be incorporated;

  •
  obtain sufficient foundry capacity;

  •
  successfully outsource the manufacturing of the new products;

  •
  shift our products to smaller geometry process technologies to achieve lower cost and higher levels of design integration; and

  •
  gain market acceptance of our products and our customers' products.

If we are unable to respond to the rapid technological changes taking place in our industry, our existing products could become obsolete and we could face difficulties making future sales, or as a result of rights to return, our revenues could be reduced.

        The markets in which we compete are characterized by rapidly changing technologies, evolving industry standards and frequent improvements in products and services. If the technologies supported by our products become obsolete or fail to gain widespread acceptance, as a result of a change in industry standards or otherwise, we could face difficulties making future sales.

        We must continue to make significant investments in research and development to seek to develop product enhancements, new designs and technologies on a cost effective basis. If we are unable to develop and/or gain access to and introduce new products or enhancements in a timely and cost effective manner in response to changing market conditions or customer requirements, or if our new products do not achieve market acceptance, our sales could decline. Additionally, initial lower margins are typically experienced with new products under development.

        Our sole distributor has certain rights to return unsold inventory. We recognize revenue upon shipment of our products, although we establish reserves for estimated returns. There could be substantial product returns for a variety of reasons outside of our control. If our reserves are insufficient to account for these returns or if we are unable to resell these products on a timely basis at similar prices, our revenues may be reduced. Because the market for our products is rapidly evolving, we may not be able to resell returned products at attractive prices or at all.

Our existing and potential customers operate in an intensely competitive environment and our success will depend on the success of our customers.

        The companies in our target markets face an extremely competitive environment. Some of the products we design and sell are customized to work with specific customers' systems. If the companies with whom we establish business relations are not successful in building their systems, promoting their products, including new revenue-generating services, receiving requisite approvals and accomplishing the many other requirements for the success of their businesses, our growth will be limited. Furthermore, our customers may have difficulty obtaining parts from other suppliers causing these customers to cancel or delay orders for our products. In addition, we have limited ability to foresee the competitive success of our customers and to plan accordingly.

If the broadband cable and wireless communications markets fail to grow or they decline, our sales may not grow or may decline.

        Our future growth depends on the success of the broadband cable and wireless communications markets. The rate at which these markets will grow is difficult to predict. These markets may fail to grow or decline for many reasons, including:

  •
  insufficient consumer demand for broadband cable or wireless products or services;

  •
  the inability of the various communications service providers to access adequate capital to build their networks;

  •
  inefficiency and poor performance of broadband cable or wireless communications services compared to other forms of broadband access; and

  •
  real or perceived security or health risks associated with wireless communications.

        Throughout the last two years and the first nine months of 2003, the demand for telecom equipment has been very soft. This weakness in demand is currently projected to continue throughout the remainder of 2003 and potentially beyond based on customer forecasts for the purchase of our products. If the markets for our products in broadband cable or wireless communications decline, fail to grow, or grow more slowly than we anticipate, the use of our products may be reduced and our sales could suffer.

If we or our outsourced manufacturers fail to accurately forecast component and material requirements, we could incur additional costs or experience product delays.

        We use rolling forecasts based on anticipated product orders to determine our component requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary products and/or components and materials. Lead times for components and materials that we, or our outsourced manufacturers, order can vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the components. To the extent that we rely on outsourced manufacturers, many of these factors will be outside of our direct managerial control. For substantial increases in production levels, our outsourced manufacturers and some suppliers may need six months or more lead time. As a result, we may be required to make financial commitments in the form of purchase commitments. We lack visibility into the finished goods inventories of our customers and the end-users. This lack of visibility impacts our ability to accurately forecast our requirements. If we overestimate our component, material and outsourced manufactured requirements, we may have excess inventory, which would increase our costs. An additional risk for potential excess inventory results from our volume purchase commitments with certain material suppliers, which can only be reduced in certain circumstances. Additionally, if we underestimate our component, material, and outsourced manufactured requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers. Any of these occurrences would negatively impact our sales and profitability. We have incurred, and may in the future incur, charges related to excess and obsolete inventory. These charges amounted to $212,000 and $221,000 respectively in 2002 and for the nine months ended September 28, 2003. While these charges may be partially offset by subsequent sales of previously written-down inventory, there can be no assurance that any such sales will be significant. As we broaden our product lines we must outsource the manufacturing of or purchase a wider variety of components. In addition, new product lines contain a greater degree of uncertainty due to a lack of visibility of customer acceptance and potential competition. Both of these factors will contribute a higher level of inventory risk in our near future.

We depend on outsourced manufacturers and on single or limited source suppliers for some of the key components and materials in our products, which makes us susceptible to shortages or price fluctuations that could adversely affect our operating results.

        We typically purchase our components and materials through purchase orders, and we have no guaranteed supply arrangements with any of our suppliers. We currently purchase several key components and materials used in our products from single or limited source suppliers. In the event one of our sole source suppliers or outsourced manufacturers are unable to deliver us products or unwilling to sell us material components this could have a significant adverse effect on our operations. Additionally, we or our outsourced manufacturers may fail to obtain required products and components in a timely manner in the future. We may also experience difficulty identifying alternative sources of supply for the components used in our products or products we obtain through outsourcing. We would experience delays if we were required to test and evaluate products of potential alternative suppliers or products we obtain through outsourcing. Furthermore, financial or other difficulties faced by our outsourced manufacturers, or suppliers or significant changes in demand for the components or materials they use in the products and/or supply to us could limit the availability of those products, components or materials to us.

We rely on the significant experience and specialized expertise of certain of our senior management in the RF industry and must retain and attract qualified engineers and other highly skilled personnel in a highly competitive job environment to maintain and grow our business.

        Our performance is substantially dependent on the continued services and on the performance of our senior management, in particular Michael R. Farese, our Chief Executive Officer, President and Director and Fred J. Krupica, our Executive Vice President and Chief Financial Officer, as well as our highly qualified team of engineers, who have many years of experience and specialized expertise in our business. Our performance also depends on our ability to retain and motivate our other executive officers and key employees. The loss of the services of any of our executive officers or of a number of our engineers could harm our ability to maintain and build our business. We have no "key man" life insurance policies.

        Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, marketing and customer service personnel. If we fail to attract, integrate and retain the necessary personnel, our ability to maintain and build our business could suffer significantly. Additionally, California State law can create unique difficulties for a California based company attempting to enforce covenants not to compete with employees which could be a factor in our future ability to retain key management and employees in a competitive environment.

Our business is subject to the risks of product returns, product liability and product defects.

        Products as complex as ours frequently contain undetected errors or defects, especially when first introduced or when new versions are released. The occurrence of errors could result in product returns from and reduced product shipments to our customers. In addition, any failure by our products to properly perform could result in claims against us by our customers. Such failure also could result in the loss of or delay in market acceptance of our products or harm our reputation. Due to the recent introduction of some of our products, we have limited experience with the problems that could arise with these products. If problems occur or become significant, it could result in a reduction in our revenues and increased costs related to inventory write-offs, warranty claims and other expenses which could have a material and adverse affect on our financial condition.

        Our purchase agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, the limitation of liability provision contained in these agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. Although we maintain $25.0 million of insurance to protect against claims associated with the use of our products, our insurance coverage may not adequately cover all claims asserted against us. In addition, even ultimately unsuccessful claims could result in costly litigation, divert our management's time and resources and damage our customer relationships.

We use a number of specialized technologies, some of which are patented, to design, develop and manufacture our products. Infringement of our intellectual property rights could hurt our competitive position, harm our reputation and cost us money.

        We regard the protection of our copyrights, patents, service marks, trademarks, trade dress and trade secrets as critical to our future success and plan to rely on a combination of copyright, patent, trademark and trade secret law, as well as on confidentiality procedures and contractual provisions, to protect our proprietary rights. We seek patent protection for our unique developments in circuit designs, processes and algorithms. Adequate protection of our intellectual property rights may not be available in every country where our products and services are made available. We intend, as a general policy, to enter into confidentiality and invention assignment agreements with all of our employees and contractors, as well as into nondisclosure agreements with parties with which we conduct business, to limit access to and disclosure of our proprietary information; however, we have not done so on a uniform basis. As a result, we may not have adequate remedies to preserve our trade secrets or prevent third parties from using our technology without authorization. We cannot assure you that all future employees, contractors and business partners will agree to these contracts, or that, even if agreed to, these contractual arrangements or the other steps we have taken to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. If we are unable to execute these agreements or take other steps to prevent misappropriation of our technology or to deter independent development of similar technologies, our competitive position and reputation could suffer and we could be forced to make significant expenditures.

        We regularly file patent applications with the U.S. Patent and Trademark Office and in selected foreign countries covering particular aspects of our technology and intend to prosecute such applications to the fullest extent of the law. Based upon our assessment of our current and future technology, we may decide to file additional patent applications in the future, and may decide to abandon current patent applications. We cannot assure you that any patent application we have filed or will file will result in an issued patent, or, if patents are issued to us, that such patents will provide us with any competitive advantages and will not be challenged by third parties or invalidated by the U.S. Patent and Trademark Office or foreign patent office. Any failure to protect our existing patents or to secure new patents may limit our ability to protect the intellectual property rights that such patents or patent applications were intended to cover. Furthermore, the patents of others may impair our ability to do business.

        We have several registered trademarks and service marks, in the United States and abroad, and are in the process of registering others in the United States. Nevertheless, we cannot assure you that the U.S. Patent and Trademark Office will grant us these registrations. Should we decide to apply to register additional trademarks or service marks in foreign countries, there is no guarantee that we will be able to secure such registrations. The inability to register or decision not to register in certain foreign countries and adequately protect our trademarks and service marks could harm our competitive position, harm our reputation and negatively impact our future profitability.

Claims that we are infringing third-party intellectual property rights may result in costly litigation.

        As a provider of technologically advanced products, we are at particular risk of becoming subject to litigation based on claims that we are infringing the intellectual property rights of others. In the past, we have been subject to claims that some of our products infringe the proprietary rights of third parties. We cannot assure you that we will not be subject to any such claims in the future. Any future similar claims, whether meritorious or not, could be time-consuming to defend, damage our reputation, result in substantial and unanticipated costs associated with litigation and require us to enter into royalty or licensing agreements, which may not be available on acceptable terms or at all.

Due to our utilization of foreign vendors, manufacturers and subcontractors, we are subject to international operational, financial and political risks.

        We expect to continue to rely on vendors, manufacturers and subcontractors located in Singapore, The Philippines, Malaysia, Taiwan and France. Additionally, we utilize vendors located in such countries in our semiconductor business to provide Gallium Arsenide ("GaAs") wafers as raw material in our semiconductor fabrication, to fabricate certain products and to package the majority of our semiconductor die in plastic or ceramic. Accordingly, we will be subject to risks and challenges such as:

  •
  compliance with a wide variety of foreign laws and regulations:

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  changes in laws and regulations relating to the import or export of semiconductor products;

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  legal uncertainties regarding taxes, tariffs, quotas, export controls, export licenses and other trade barriers;

  •
  political and economic instability in, foreign conflicts involving or the impact of regional and global infectious illnesses (such as the SARS outbreak) on the countries of these vendors, manufacturers and subcontractors causing delays in our ability to obtain our product;

  •
  reduced protection for intellectual property rights in some countries; and

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  fluctuations in freight rates and transportation disruptions.

        Political and economic instability and changes in governmental regulations in these areas as well as the United States could affect the ability of our overseas vendors to supply materials or services. Any interruption or delay in the supply of our required components, products, materials or services, or our inability to obtain these components, materials, products or services from alternate sources at acceptable prices and within a reasonable amount of time, could impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders.

If the Internet does not continue to expand and broadband access technologies are not deployed to satisfy the increased bandwidth requirements as we anticipate, sales of our products may decline.

        Our future success depends on the continued growth of the Internet as a widely-used medium for commerce and communications, the continuing increase in the amount of data transmitted over communications networks and the growth of broadband communications networks to meet the increased demand for bandwidth. If the Internet does not continue to expand as a widespread communications medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for broadband communications equipment may not continue to develop. Future demand for our products is uncertain and will depend to a great degree on the continued growth and deployment of new broadband communications equipment. If this growth does not continue, sales of our products may decline.

We face intense competition, and, if we do not compete effectively in our markets, we will lose sales and have lower margins.

        The semiconductor industry is intensely competitive in each of the markets we serve and is characterized by:

  •
  rapidly changing technology;

  •
  swift product obsolescence;

  •
  manufacturing yield problems;

  •
  price erosion; and

  •
  limited supplies of components and materials.

        Our end markets are rapidly evolving and intensely competitive, and we expect competition to intensify further in the future. Many of our current and potential competitors have substantially greater technical, financial, marketing, distribution and other resources than we have. Price competition is intense and the market prices and margins of products frequently decline after competitors begin making similar products. A number of our competitors may have greater name recognition and market acceptance of their products and technologies. Furthermore, our competitors, or the competitors of our customers, may develop new technologies, enhancements of existing products or new products that offer superior price or performance features. These new products or technologies could render obsolete our products or the systems of our customers into which our products are integrated. If we fail to successfully compete in our markets our business and operating results would be materially and adversely affected.

We may pursue acquisitions and investments in new businesses, products or technologies that involve numerous risks, including the use of cash and diversion of management's attention.

        In the future, we may make acquisitions of and investments in new businesses, products and technologies or we may acquire operations that expand our manufacturing capabilities. If we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition. Even if we are successful, we may not be able to integrate the acquired businesses, products or technologies into our existing business and products. As a result of the rapid pace of technological change, we may misgauge the long-term potential of the acquired business or technology or the acquisition may not be complementary to our existing business. Furthermore, potential acquisitions and investments, whether or not consummated, may divert our management's attention and require considerable cash outlays at the expense of our existing operations. In addition, to complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could affect our profitability.

Changes in the regulatory environment of the communications industry may reduce the demand for our products.

        The deregulation of the telecommunications industry has resulted in an increased number of service providers. Such increase, coupled with the expanding use of the Internet and data networking by businesses and consumers, has resulted in the rapid growth of the communications industry. This has led and will likely continue to lead to intense competition, short product life cycles, and, to some extent, regulatory uncertainty in and outside the United States. The course of the development of the communications industry is difficult to predict. For example, the delays in governmental approval processes that our customers are subject to, such as the issuance of site permits and the auction of frequency spectrum, have in the past caused, and may in the future cause, the cancellation, postponement or rescheduling of the installation of communications systems by our customers. A reduction in network infrastructure expenditures could negatively affect the sale of our products. Moreover, in the short term, deregulation may result in a delay or a reduction in the procurement cycle because of the general uncertainty involved with the transition period of businesses.

Our future profitability could suffer from known or unknown liabilities that we retained when we sold parts of our company.

        In the recent past, we completed the divestiture of all but our current business. In the transactions in which we sold our other businesses, we generally retained liability arising from events occurring prior to the sale. Some of these liabilities were or have since become known to us, such as the environmental condition of the production facilities we sold. We may have underestimated the scope of these liabilities, and we may become aware of additional liabilities associated with the following in the future:

  •
  ownership of the intellectual property we have sold;

  •
  the potential infringement by our sold businesses of the intellectual property of others;

  •
  the regulatory compliance of our sold defense business;

  •
  export control compliance with respect to our defense products purchased by the United States and foreign governments; and

  •
  product defect claims with respect to products manufactured by our sold businesses before they were sold.

        If these and any other unknown liabilities and obligations exceed our expectations and established reserves, our future profitability could suffer and our capital needs could increase.

If we fail to comply with environmental regulations we could be subject to substantial fines, we could be required to suspend production, alter manufacturing processes or cease operations.

        Two of our former production facilities at Scotts Valley and Palo Alto have significant environmental liabilities for which we have entered into and funded fixed price remediation agreements and obtained cost-overrun and unknown pollution insurance coverage.

        The Scotts Valley site is a federal Superfund site. Chlorinated solvent and other contamination was identified at the site in the early 1980s, and by the late 1980s we had installed a groundwater extraction and treatment system. In 1991, we entered into a consent decree with the United States Environmental

Protection Agency providing for remediation of the site. In July 1999, we signed a remediation agreement with an environmental consulting firm, ARCADIS Geraghty & Miller. Pursuant to this remediation agreement, we paid approximately $3.0 million in exchange for which ARCADIS agreed to perform the work necessary to assure satisfactory completion of our obligations under the consent decree. The agreement also contains a cost overrun guaranty from ARCADIS up to a total project cost of $15.0 million. In addition, the agreement included procurement of a ten-year, claims-made insurance policy to cover overruns of up to $10.0 million from American International Specialty, along with a ten-year, claims made $10-million policy to cover various unknown pollution conditions at the site.

        The Palo Alto site is a state Superfund site and is within a larger, regional state Superfund site. As with the Scotts Valley site, contamination was discovered in the 1980s, and groundwater extraction and treatment systems have been operating for several years at both the site and the regional site. In July 1999, we entered into a remediation agreement with an environmental consulting firm, SECOR. Pursuant to this remediation agreement, we paid approximately $2.4 million in exchange for which SECOR agreed to perform the work necessary to assure satisfactory completion of our obligations under the applicable remediation orders. The payment included the premium for a 30-year, claims-made insurance policy to cover cost overruns up to $10.0 million from AIG, along with a ten-year claims-made $10.0 million insurance policy to cover various unknown pollution conditions at the site.

        We cannot assure you that this insurance will be sufficient to cover all liabilities related to these two sites. In addition, we are subject to a variety of federal, state and local governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. In the past, we have been subject to periodic environmental reviews and audits, which have resulted in minor fines. If we fail to comply with these regulations, substantial fines could be imposed on us, and we could be required to suspend production, alter manufacturing processes or cease operations any of which could have a material negative effect on our sales, income and business operations.

If RF emissions pose a health risk, the demand for our products may decline.

        Recent news reports have asserted that some radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. If it were determined or perceived that RF emissions from wireless communications equipment create a health risk, the market for our wireless customers' products and, consequently, the demand for our products could decline significantly.

We may need to raise additional capital in the future through the issuance of additional equity or convertible debt securities or by borrowing money, and additional funds may not be available on terms acceptable to us.

        We believe that the cash, cash equivalents and investments on hand, the cash we expect to generate from operations and borrowings under our line of credit will be sufficient to meet our liquidity and capital spending requirements for at least the next twelve months. However, it is possible that we may need to raise additional funds to fund our activities during and/or beyond that time. We could raise these funds by selling more stock to the public or to selected investors, or by borrowing money. In addition, even though we many not need additional funds, we may still elect to sell additional equity securities or obtain credit facilities for other reasons. We may not be able to obtain additional funds on favorable terms, or at all. If adequate funds are not available, we may be required to curtail our operations significantly or to obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain technologies or potential markets. If we raise additional funds by issuing additional equity or convertible debt securities, the ownership percentages of existing stockholders would be reduced. In addition, the equity or debt securities that we issue may have rights, preferences or privileges senior to those of the holders of our common stock.

        It is possible that our future capital requirements may vary materially from those now planned. The amount of capital that we will need in the future will depend on many factors, including:

  •
  whether we operate on a positive cash flow basis;

  •
  the market acceptance of our products;

  •
  the levels of promotion and advertising that will be required to launch our products and achieve and maintain a competitive position in the marketplace;

  •
  volume price discounts;

  •
  our business, product, capital expenditure and research and development plans and product and technology roadmaps;

  •
  the levels of inventory and accounts receivable that we maintain;

  •
  capital improvements to new and existing facilities;

  •
  technological advances;

  •
  our competitors' response to our products; and

  •
  our relationships with suppliers and customers.

In addition, we may require additional capital to accommodate planned growth, hiring, infrastructure and facility needs or to consummate acquisitions of other businesses, products or technologies.

There are inherent risks associated with sales to our foreign customers.

        We sell a significant portion of our product to customers outside of the United States. Sales to customers outside of the United States accounted for approximately 32%, 34%, 42% and 53% of our sales in the nine months ended September 28, 2003, and the year ended 2002, 2001 and 2000, respectively. We expect that sales to customers outside of the United States will continue to account for a significant portion of our sales. Although all of our foreign sales are denominated in U.S. dollars, such sales are subject to certain risks, including, among others, changes in regulatory requirements, the imposition of tariffs and other trade barriers, the existence of political, legal and economic instability in foreign markets, language and cultural barriers, seasonal reductions in business activities, our ability to receive timely payment and collect our accounts receivable, currency fluctuations, and potentially adverse tax consequences, which could adversely affect our business and financial results.

You may be unable to recover damages from Arthur Andersen LLP in the event financial information audited by Arthur Andersen LLP included or incorporated in this registration statement and any of our other public filings is determined to contain false statements.

        The Annual Report on Form 10-K, which includes the report of Arthur Andersen on our consolidated balance sheets as of December 31, 2001 and December 31, 2000, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 2001, is incorporated by reference into this registration statement and our previously filed Registration Statements, File Nos. 333-52408 and 333-66244 on Form S-8 (collectively, the "Registration Statements"). After reasonable efforts, we have been unable to obtain Arthur Andersen's consent to incorporate by reference into the Registration Statements its audit report with respect to the financial statements of the Company as of December 31, 2001 and the three years then ended. Under these circumstances, Rule 437(a) under the Securities Act of 1933, as amended, permits us to file this registration statement and our Form 10-K without such consent from

Arthur Andersen. However, as a result, the absence of such consent may limit recovery by investors on certain claims, including the inability of investors to assert claims against Arthur Andersen under Section 11 of the Securities Act of 1933, as amended, for any untrue statements of a material fact contained, or any omissions to state a material fact required to be stated, in those audited financial statements. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from Arthur Andersen's provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Arthur Andersen.

Risks Related to Our Stock and the Offering

We will have broad discretion over the use of the proceeds to us from this offering and may apply it to uses that do not improve our operating results or the value of your shares.

        We will have broad discretion to use the net proceeds to us from this offering, and you will be relying solely on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use the net proceeds from this offering for general corporate purposes, we have not allocated these net proceeds for specific purposes. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Our use of the proceeds may not improve our operating results or increase the value of your shares.

Sales of substantial amounts of our common stock by Fox Paine and others, could adversely affect the market price of our common stock.

        We are registering 12,000,000 shares of common stock for resale by Fox Paine, our 64% controlling stockholder, and 1,000,000 shares by another selling stockholder. Sales of substantial amounts of our common stock into the public market by Fox Paine and the other selling stockholder, or perceptions that those sales could occur, could adversely affect the prevailing market price of our common stock.

        In addition to the adverse effect a price decline would have on holders of our common stock, a price decline in our common stock could impede our ability to raise capital through the issuance of additional shares of common stock or other equity or convertible debt securities. A price decline in our common stock below the Nasdaq minimum bid requirements due to substantial sales of our common stock by the selling stockholders, could result in our common stock being delisted from the Nasdaq National Market. Delisting could in turn reduce the liquidity of our common stock and inhibit or preclude our ability to raise capital.

        As of the date hereof, the holders of approximately 70.4% of our outstanding common stock, including Fox Paine and the other selling stockholder, had the right, subject to various conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or for other stockholders. By exercising their registration rights as reflected by this registration statement and selling a large number of shares, these stockholders could cause the price of our common stock to fall. The perception of a large number of shares able to be sold under this registration statement could cause the price of our common stock to fall or preclude our common stock from rising.

        Furthermore, future sales of substantial amounts of common stock by our officers, directors and other stockholders in the public market or otherwise or the awareness that a large number of shares is available for sale, could adversely affect the market price of our common stock. In addition to the adverse effect a price decline would have on holders of our common stock, that decline would impede our ability to raise capital through the issuance of additional shares of common stock or other equity or convertible debt securities.

If Fox Paine sells all of the 12,000,000 shares it is registering in this registration statement Fox Paine will no longer own a majority of our shares, which will subject us to additional Nasdaq requirements.

        If Fox Paine sells all of the 12,000,000 shares of common stock it is registering in this registration statement its percentage ownership in us would fall below fifty percent and a change of control of our company could occur. Because Fox Paine currently owns approximately 64.2% of our common stock it is able to control our board of directors. Pursuant to recently adopted Nasdaq listing rules we are considered a controlled company and as such we are not required to have a majority of our directors be independent directors. If Fox Paine sells all of the shares it is registering in this registration statement its ownership interest will drop below 50% and we would no longer be considered a "controlled company" as defined by Nasdaq. As a result our board of directors will be required to be composed of a majority of independent directors. There can be no assurance that there will be qualified persons available and willing to serve on our board of directors. In addition, any change in the composition of our board of directors could result in the following:

  •
  a change in the composition of our board and its committees;

  •
  changes in management;

  •
  a change in strategic direction and/or our policies; and

  •
  a loss of Fox Paine's services to us.

Any of the foregoing could adversely effect our future operations.

If Fox Paine sells all of the 12,000,000 shares of common stock it is registering in this registration statement and Nasdaq determines a change of control has occurred, we would need to file a new listing application with Nasdaq and at that time, we may not meet Nasdaq's initial listing requirements and thus we would not be able to maintain our Nasdaq listing.

        Nasdaq's qualification standards require, among other things, that issuers apply for initial inclusion on Nasdaq following a change of control. Nasdaq looks at many factors in determining whether a change of control has occurred, including without limitation, changes in the management, board of directors, voting power and ownership of a company. If Nasdaq determines that a change of control has occurred due to Fox Paine selling all of the shares it is registering in this registration statement, we would need to file a new listing application if we want to maintain our Nasdaq listing. We do not know whether, at the time, if any, that we would file a new listing application with Nasdaq, we would meet the initial listing standards of The Nasdaq National Market. Nasdaq's quantitative listing standards require, among other things, that listed companies maintain a minimum bid price of $1.00. If our bid price falls and remains below $1.00 for at least 30 consecutive trading days, whether due to resales of the underlying shares or otherwise, we may be delisted if we do not regain compliance with the bid price requirement within any applicable grace period. At the time we would be required to file a new listing application, there can be no assurance we will be able to meet Nasdaq's initial listing standards in order to maintain our listing with Nasdaq.

If our common stock ceases to be listed for trading on the Nasdaq National Market, it may harm our stock price and make it more difficult for you to sell your shares.

        Our common stock is listed on the Nasdaq National Market and the bid price for our common stock has been below $1.00 per share during certain periods. The Nasdaq National Market rules for continued listing require, among other things, that the bid price for our common stock not fall below $1.00 per share for a period of 30 consecutive trading days. During 2003, the per share price of our common stock has traded below the $1.00 per share minimum bid price required to maintain its listing on the Nasdaq National Market. On May 6, 2003, we received a letter from Nasdaq notifying us that the bid price of our common stock did not meet the $1.00 minimum bid price and that we would be given a one hundred and eighty (180) day grace period to regain compliance or face delisting. Nasdaq subsequently notified us on May 30, 2003 that we regained compliance since the closing bid price of our common stock was $1.00 per share or higher for at least ten consecutive trading days during the grace period. Prior to the May 6, 2003 letter, we received a similar letter from Nasdaq on August 16, 2002, notifying us that the bid price of our common stock did not meet the minimum bid price. Following receipt of the August 16, 2002 letter, we were also able to regain compliance within the applicable grace period. Although we have been able to regain compliance in the past, because of the volatility in our common stock price, there can be no assurance that we will be able to maintain compliance in the future. While there are steps we can take to address this situation in the future, including a reverse stock split or share repurchase, we cannot assure you that our stock will maintain such minimum bid price requirement or that we will be able to meet or maintain all of the Nasdaq National Market continued listing requirements in the future. If, in the future, our minimum bid price is again below $1.00 for 30 consecutive trading days, under the current Nasdaq National Market rules we will have a period of 180 days to attain compliance by meeting the minimum bid price requirement for 10 consecutive days during the compliance period.

        If our common stock ceases to be listed for trading on the Nasdaq National Market for failure to meet the minimum bid price requirement, we expect that our common stock would be traded on the NASD's Over-the-Counter Bulletin Board unless Nasdaq grants an additional grace period for transfer to Nasdaq's SmallCap Market, which also has a similar $1.00 minimum bid requirement. In addition, our stock could then potentially be subject to the Securities and Exchange Commission's "penny stock" rules, which place additional disclosure requirements on broker-dealers. These additional disclosure requirements may harm your ability to sell your shares if it causes a decline in the ability or willingness of broker-dealers to sell our common stock. We also expect that the level of trading activity of our common stock would decline if it is no longer listed on the Nasdaq National Market or SmallCap Market. As such, if our common stock ceases to be listed for trading on the Nasdaq National Market or SmallCap Market, it may harm our stock price, increase the volatility of our stock price and make it more difficult for you to sell your shares of our common stock.

Our stock price and the market for our shares could be adversely affected if our board of directors implements the reverse stock split authorized by our stockholders.

        Our stockholders recently authorized our board of directors to implement a reverse stock split at their discretion in a range of one for two to one for ten. There can be no assumption that our board will exercise its discretion to effect a reverse stock split. However, to the extent our stock price falls and our board exercises its discretion to proceed with a reverse stock split, the principal potential risks include:

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  There can be no assurance that even if we satisfy the $1.00 per share minimum bid price after any authorized reversed split we would be able to continue to meet the continued listing requirements for inclusion on the Nasdaq National Market;

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  There can be no assurance that the total market capitalization of our common stock (the aggregate value of all our common stock at the then market price) after any authorized reverse stock split will be equal to or greater than the total market capitalization before the proposed reverse stock split or that the per share market price of our common stock following the reverse stock split will either equal or exceed the current per share market price;

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  There can be no assurance that the market price per new share of our common stock after any authorized reverse stock split will remain unchanged or increase in proportion to the reduction in the number of old shares of our common stock outstanding before the reverse stock split;

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  Because some investors may view the reverse stock split negatively, there can be no assurance that a reverse stock split will not adversely impact the market price of our common stock;

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  If the reverse stock split is effected, the resulting per-share stock price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve or may be adversely impacted;

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  A decline in the market price of our common stock after any authorized reverse stock split may result in a greater percentage decline than would occur in the absence of a reverse stock split, and the liquidity of our common stock could be adversely affected following such a reverse stock split; and

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  A reverse stock split will likely increase the number of stockholders who own odd lots (less than 100 shares) and stockholders who hold odd lots typically may experience an increase in the cost of selling their shares, and may have greater difficulty effecting sales.

        As such, our stock price and the market for our shares could be adversely affected if our board should decide to implement the reverse stock split authorized by our stockholders.

Our controlling stockholder has the ability to take action that may adversely affect our business, our stock price and our ability to raise capital.

        As of November 26, 2003, Fox Paine & Company, LLC ("Fox Paine") is the indirect beneficial owner of 64.2% of our outstanding share capital. As a result, Fox Paine has and will continue to have control over the outcome of matters requiring stockholder approval, including the power to:

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  elect all of our directors and the directors of our subsidiaries;

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  amend our charter or by-laws; and

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  agree to or prevent mergers, consolidations or the sale of all or substantially all our assets or our subsidiaries' assets.

        Fox Paine also will be able to delay, prevent or cause a change in control relating to us. Fox Paine's control over us and our subsidiaries, and its ability to delay or prevent a change in control relating to us could adversely affect the market price of our common stock.

        Fox Paine's controlling interest could also subject us to a class action lawsuits which could result in substantial costs and divert our management's attention and financial resources from more productive uses. Fox Paine, on September 18, 2002, made a proposal to acquire all of the shares held by unaffiliated stockholders, which was subsequently withdrawn on March 27, 2003. Prior to Fox Paine's withdrawal of such proposal, four lawsuits, three of which were purported class action lawsuits, were filed against us and Fox Paine in connection with such proposal. Among other things, these lawsuits sought an injunction against the consummation of the proposal and an award of unspecified compensatory damages. These lawsuits were voluntarily dismissed after Fox Paine's withdrawal of such proposal without any consideration being required to be paid to the plaintiff's and each party was obligated to bear its own attorney's fees, costs and expenses. We can make no assurance, however, that Fox Paine will not at some point in the future make another proposal regarding us and, if so, what the terms and outcome of such proposal might be. If Fox Paine were in the future to make a proposal involving us then, depending on the terms of such proposal, the resulting transaction could result in litigation which could adversely affect our business or our stock price.

        In addition, Fox Paine receives management fees from us which could influence their decisions regarding us. Under our management agreement with Fox Paine, we are obligated to pay Fox Paine a fee in the amount of 1% of the prior year's income before interest expense, interest income, income taxes, depreciation and amortization and equity in earnings (losses) of minority investments, calculated without regard to the fee. Due to our loss incurred in 2001, no management fee was paid to Fox Paine for the year ended December 31, 2002. We have not paid Fox Paine a management fee during the nine months ended September 28, 2003. We paid Fox Paine management fees of $122,800 and $110,000 for the years ended December 31, 2001 and 2000, respectively. During 2000, we also paid Fox Paine an aggregate of $3.5 million for their assistance in obtaining debt financing and for advisory services in connection with our recapitalization merger which took place in January 2000 prior to our initial public offering. We have also agreed to reimburse Fox Paine for its expenses and have reimbursed Fox Paine approximately $5,800, $82,000, $25,000 and $125,000 for the nine months ended September 28, 2003 and the years ended December 31, 2002, 2001 and 2000, respectively.

        Fox Paine may in the future make significant investments in other communications companies. Some of these companies may be our competitors. Fox Paine and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us.

        The sale of a substantial number of shares of our common stock by Fox Paine or the perception that such sale could occur, could negatively affect the market price of our common stock and could also materially impair our future ability to raise capital through an offering of securities.

Our stock price is highly volatile.

        The market price of our common stock has fluctuated substantially in the past and is likely to continue to be highly volatile and subject to wide fluctuations. Since our initial public offering in August, 2000, through December 11, 2003, our common stock has traded at prices as low as $0.580 and as high as $59.875 per share. These fluctuations have occurred and may continue to occur in response to various factors, many of which we cannot control, including:

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  shares sold by the selling stockholders;

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  quarter-to-quarter variations in our operating results;

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  announcements of technological innovations or new products by our competitors, customers or us;

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  general conditions in the semiconductor industry and telecommunications and data communications equipment markets;

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  changes in earnings estimates or investment recommendations by analysts;

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  changes in investor perceptions; or

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  changes in expectations relating to our products, plans and strategic position or those of our competitors or customers.

        In addition, the market prices of securities on the NASDAQ National Market and that of our customers and competitors have been especially volatile. This volatility has significantly affected the market prices of securities for reasons frequently unrelated to the operating performance of the specific companies. Accordingly, you may not be able to resell your shares of common stock at or above the price you paid. In the past, companies that have experienced volatility in the market price of their securities have been the subject of securities class action litigation. If we were the object of a securities class action litigation, it could result in substantial losses and divert management's attention and resources from other matters.

We do not expect to pay any dividends for the foreseeable future.

        We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

USE OF PROCEEDS

        We will use the net proceeds from the sale of common stock that we may offer with this prospectus and any accompanying prospectus supplement for general corporate purposes. General corporate purposes may include working capital, capital expenditures, repayment of debt, possible acquisitions, investments, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. Our management will have broad discretion to allocate the net proceeds to uses that it believes are appropriate. We may invest the net proceeds temporarily or use them to repay short-term debt until we use them for their stated purpose. We will not receive any of the proceeds from the sale of our common stock by selling stockholders.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock or other securities and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock or other securities, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant.

SELLING STOCKHOLDERS

        The stockholders named below may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 13,000,000 shares of our common stock. The following table sets forth, as of November 26, 2003, the number of shares of our common stock that the selling stockholders beneficially own and the number of shares being registered for sale by the selling stockholders. The percentage of outstanding shares beneficially owned before the offering is based on 57,673,419 shares of common stock outstanding as of November 26, 2003. The percentage of outstanding shares benefically owned after the offer assumes that all of the shares offered by the selling stockholders under the prospectus have been sold. The term "selling stockholders," as used in this prospectus, includes the holder listed below and its transferees, pledgees, donees, heirs or other successors receiving shares from the holder listed below after the date of this prospectus. The selling stockholders may sell, transfer or otherwise dispose of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act.

        The selling stockholders may from time to time offer and sell any or all of their shares that are registered under this prospectus. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

	Shares of Common Stock Beneficially Owned Before the Offering			Shares of Common Stock Beneficially Owned After the Offering
Selling Stockholders			Total Shares That May be Offered by Selling Stockholders
	Number	Percent		Number	Percent
Fox Paine Capital Fund, L.P.(1)	37,021,274	64.2%	12,000,000	25,021,274	43.4%
The Watkins Trust(2)	3,600,000	6.2%	1,000,000	2,600,000	4.5%

Total	40,621,274	70.4%	13,000,000	27,621,274	47.9%

(1)
Fox Paine Capital, LLC is the general partner or manager of Fox Paine Capital Fund, L.P., FPC Investors, L.P., WJ Coinvestment Fund I, LLC, WJ Coinvestment Fund II, LLC, WJ Coinvestment Fund III, LLC and WJ Coinvestment Fund IV, LLC and possesses voting and investment power over all shares of common stock held by each of these entities. As of November 26, 2003, Fox Paine Capital Fund, L.P. owns 35,080,129 shares of Common Stock, or 60.8% of the outstanding common stock of the Company. Fox Paine Capital, LLC is not the record owner of any shares of Common Stock. Our Chairman, W. Dexter Paine is a member of Fox Paine Capital, LLC and shares voting power of Fox Paine Capital, LLC. Directors, Wray T. Thorn and Robert N. Lowe, are members of Fox Paine Capital, LLC. Each of Messrs. Paine, Thorn and Lowe disclaims beneficial ownership of the shares of common stock owned by the entities of which Fox Paine Capital, LLC is general partner or manager, except to the extent of his pecuniary interest in those shares. The address of Fox Paine Capital, LLC, Fox Paine Capital Fund, L.P., FPC Investors, L.P. and Messrs. Fox, Paine, and Thorn is c/o Fox Paine & Company, LLC, 950 Tower Lane, Suite 1150, Foster City, CA 94404.

(2)
The Watkins Trust is a living trust administered under the laws of the state of California. Dean A. Watkins has voting and dispositive power as a co-trustee and beneficiary of the Watkins Trust. Dr. Dean A. Watkins was one of our co-founders and was the chairman of our board of directors at the time of the recapitalization merger, discussed below. In the recapitalization merger, all of the pre-recapitalization stockholders, except for the Watkins Trust, received cash in exchange of their shares of the pre-recapitalization common stock. Pursuant to an agreement entered into with the Watkins Trust at the time of the recapitalization, the Watkins Trust rolled over a major portion of its equity interest in us and entered into the shareholders agreement. Following the recapitalization merger, in April 2000, we changed our name from Watkins-Johnson Company to

  WJ Communications, Inc. The address of the Watkins Trust is c/o WJ Communications, Inc. 401 River Oaks Parkway, San Jose, California 95134.

        This prospectus covers the resale of shares of our common stock by the selling stockholders listed in the table above. We are registering the shares covered by this prospectus pursuant to a shareholders' agreement between us and certain stockholders, including Fox Paine Capital Fund, L.P., and the Watkins Trust which obligates us to register the shares upon their demand and/or include their shares if we file a registration statement.

        On January 31, 2000 prior to our IPO, Fox Paine Capital Fund, L.P., an investment fund managed by Fox Paine & Company, LLC, acquired shares of our common stock in an all cash merger between FP-WJ Acquisition Corp. and us, then called Watkins-Johnson Company (the "Recapitalization Merger"). Fox Paine Capital Fund, L.P. is an affiliate of ours. Dexter Paine, our Chairman, is a managing member of Fox Paine Capital, LLC and directors, Robert N. Lowe and Wray T. Thorn, are also members of Fox Paine Capital, LLC.

Management Agreement

        As part of the Recapitalization Merger, we entered into a management agreement with Fox Paine & Company, LLC ("Fox Paine"). Since the Recapitalization Merger, and for each subsequent year, we are obligated to pay Fox Paine a fee in the amount of 1% of our net income before interest expense, interest income, income taxes, depreciation and amortization and equity in earnings (losses) of minority investments, calculated without regard to the fee. In exchange for its management fee, Fox Paine assists us with its strategic planning, budgets and financial projections and helps us identify possible strategic acquisitions and recruit qualified management personnel. Fox Paine also assists in customer and supplier relationships on our behalf and consults with us on various matters including tax planning and public relations strategies, economic and industry trends and executive compensation. Due to the loss we incurred in 2001, no management fee was paid to Fox Paine for the year ended December 31, 2002 and no management fee has been paid to Fox Paine during the nine months ended September 28, 2003. We have agreed to reimburse Fox Paine for its expenses incurred in providing these services. We paid Fox Paine approximately $5,800, $82,000 and $25,000 for the reimbursement of expenses incurred by Fox Paine for the nine months ended September 28, 2003 and the years ended December 31, 2002 and December 31, 2001, respectively.

        Fox Paine will continue to provide management services under this agreement until its affiliates no longer own shares of our common stock or are no longer represented on our board of directors. The management agreement with us is similar to those entered into between Fox Paine and each of the other companies acquired by Fox Paine's affiliates. In connection with this agreement, we have agreed to indemnify Fox Paine against various liabilities that may arise as a result of the management services it will perform for us.

PLAN OF DISTRIBUTION

        We may sell shares of our common stock, and the selling stockholders may sell shares of our common stock, through underwriters, agents, dealers, or directly to one or more purchasers. Any participating underwriters, dealers and agents will be registered broker-dealers or associated persons of registered broker-dealers. We and the selling stockholders may distribute the common stock from time to time in one or more transactions, including block transactions and transactions on The Nasdaq National Market or any other organized market where the securities may be traded. The common stock may be sold at a fixed price or prices, at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. Any such price may be changed from time to time.

        We may permit the selling stockholders or their transferees, pledgees, donees, heirs or other successors to sell our common stock pursuant to this prospectus in conjunction with an offering by us. If selling stockholders sell our common stock pursuant to this prospectus, a prospectus supplement will set forth information required by the SEC rules and regulations regarding the selling stockholders. Selling stockholders may also resell all or a portion of their securities in reliance upon Rule 144 under the Securities Act, including pursuant to written trading plans designed to comply with Rule 10b5-1 of the Securities Exchange Act of 1934, provided they meet the criteria and conform to the requirements of Rule 144. To the extent we and/or the selling stockholders expect to offer and sell shares directly to purchasers, a post-effective amendment to this registration statement will be filed to describe the methods to be utilized to make such offer and sales prior to offering or selling any shares of common stock in such manner.

        The prospectus supplement for the common stock we and/or the selling stockholders sell will describe that offering, including:

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  the identity of any underwriters, dealers or agents who purchase common stock, as required;

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  the amount of common stock sold, the public offering price and consideration paid, and the proceeds we and/or the selling stockholders will receive from that sale;

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  the place and time of delivery for the common stock being sold;

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  whether or not the common stock will trade on any securities exchanges or The Nasdaq National Market;

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  the amount of any compensation, discounts or commissions to be received by underwriters, dealers or agents, any other items constituting underwriters' compensation, and any discounts or concessions allowed or reallowed or paid to dealers;

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  the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

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  any other material terms of the distribution of common stock.

Use of Underwriters, Agents and Dealers

        We and/or the selling stockholders may offer the securities to the public through one or more underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate. If underwriters are used in the sale, we and/or the selling stockholders will execute an underwriting agreement with those underwriters relating to the common stock that we and/or the selling stockholders will offer and will name the underwriters and describe the terms of the transaction in the prospectus supplement. The common stock subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them, or their donees, pledgees, or transferees, from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. To the extent we intend to engage in an at the market underwritten offering we will file a post-effective amendment to name any underwriter that will participate in such an offering of our common stock. Subject to conditions specified in the underwriting agreement, underwriters will be obligated to purchase all of these securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

        We and/or the selling stockholders may authorize underwriters to solicit offers by institutions to purchase the common stock subject to the underwriting agreement from us and/or the selling stockholders at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we and/or the selling stockholders sell the common stock under delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation. In addition, each delayed delivery contract, when issued, will contain definite fixed price and quantity terms. The obligations of any purchaser pursuant to a delayed delivery contract will not be subject to any market outs or other conditions other than it will not violate applicable law, and in the event that the underlying securities are also being sold to underwriters at the time of performance under the delayed delivery contract, the conditions that those securities are in fact sold to those underwriters.

        Underwriters may sell the common stock to or through dealers. Alternatively, we and/or the selling stockholders may sell the common stock in this offering directly to one or more dealers, who would act as a principal or principals. Dealers may then resell such common stock to the public at varying prices to be determined by the dealers at the time of the resale.

        We and/or the selling stockholders may also sell the common stock offered with this prospectus through other agents designated by us from time to time. We will identify any agent involved in the offer or sale of the common stock who may be deemed to be an underwriter under the federal securities laws, and describe any commissions or discounts payable by us and/or the selling stockholders to these agents, in the prospectus supplement. Any such agents will be obligated to purchase all of the common stock if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

        In connection with the sale of the common stock offered with this prospectus, underwriters, dealers or agents may receive compensation from us, the selling stockholders or from purchasers of the common stock for whom they may act as agents, in the form of discounts, concessions or commissions. These discounts, concessions or commissions may be changed from time to time. Underwriters, dealers and/or agents may engage in transactions with us, or perform services for us, in the ordinary course of business, and may receive compensation in connection with those arrangements. In the event any underwriter, dealer or agent who is a member of the National Association of Securities Dealers participates in a public offering of these securities, the maximum commission or discount to be received by any such NASD member or independent broker-dealer will not be greater than 8% of the offering proceeds from the common stock offered with this prospectus.

        Selling stockholders, underwriters, dealers, agents or purchasers that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act. Broker-dealers or other persons acting on behalf of parties that participate in the distribution of the securities may also be deemed to be underwriters. Any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act.

        Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Specifically, underwriters may sell a greater amount of common stock than they are obligated to purchase under an underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the amount of common stock available for purchase by the underwriters under their option to purchase additional common stock. An underwriter can close out a covered short sale by exercising its option to purchase additional common stock or purchasing the common stock in the open market. In determining the source of common stock to close out a covered short sale, an underwriter will consider, among other things, the open market price of common stock compared to the price available under the over-allotment option. Underwriters may also sell common stock in excess of the over-allotment option, creating a naked short position. Underwriters must close out any naked short position by purchasing common stock in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, underwriters may bid for, and purchase, common stock in the open market to stabilize the price of the common stock. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Underwriters are not required to engage in these activities, and may end any of these activities at any time. Such purchasers will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M. Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the common stock in the market. All of the foregoing may affect the marketability of the common stock and the ability of any person to engage in market-making activities with respect to the securities.

Indemnification and Contribution

        We and/or the selling stockholders may provide underwriters, agents, dealers or purchasers with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the underwriters, agents, dealers or purchasers may make with respect to such liabilities.

        Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, they may be subject to the prospectus delivery requirements of the Securities Act.

DESCRIPTION OF SECURITIES TO BE REGISTERED

        With this prospectus, we may offer up to 2,000,000 shares of our common stock. In addition, the selling stockholders named in this prospectus may sell up to 13,000,000 shares of our common stock.

        The following summary is a description of the material terms of our common stock and does not purport to be complete. You should read our certificate of incorporation and bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. For information regarding how you can receive copies of these documents, please see "Where You Can Find Additional Information."

General

        Our authorized capital stock consists of 100 million shares of common stock, par value $0.01 per share and 10 million shares of preferred stock. As of November 26, 2003, we had 57,673,419 shares of common stock outstanding.

Common Stock

        Subject to the rights of the holders of any preferred stock that may be outstanding, each holder of common stock on the applicable record date is entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, to share ratably in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Shares of common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all of these matters. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to common stock. All outstanding shares of common stock are, and the shares of common stock sold in the offerings will be when issued, fully paid and nonassessable.

Preferred Stock

        Our charter authorizes our board of directors to issue shares of preferred stock in one or more series and to determine, by resolution, the voting powers, and designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in each series (which our board of directors may increase or decrease as permitted by Delaware law), liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights or both. Although our board of directors has no present plans to do so, it could issue one or more series of preferred stock, without stockholder approval, that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

Charter Provisions

        The board of directors currently consists of eight members. Our certificate of incorporation and bylaws provide that our directors serve until his or her successor shall be elected and qualified. In addition, our certificate of incorporation and bylaws provide that the board of directors may, from time to time, fix the number of directors constituting the board of directors, and only the directors are permitted to fill vacancies on the board of directors.

        Our certificate of incorporation includes provisions eliminating the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by law. Our certificate of incorporation includes provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law, including under circumstances in which indemnification is otherwise discretionary, and permitting the board of directors to grant indemnification to employees and agents to the fullest extent permitted by Delaware law.

        Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by the stockholders shall be taken only at a duly called annual or special meeting of the stockholders. Special meetings may be called by the chairperson of the board or the president or by a resolution of the board of directors.

        Under Delaware law, the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation and bylaws do not require a greater percentage. In addition, our restated certificate of incorporation and bylaws provide that the board of directors shall have the power to amend or repeal our bylaws.

Action by Written Consent

        Under the Delaware General Corporation Law, unless the certificate of incorporation expressly prohibits action by the written consent for stockholders, any action required or permitted to be taken by our stockholders at a duly called annual or special meeting of stockholders may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. Our certificate of incorporation does not expressly prohibit action by the written consent of stockholders. As a result, Fox Paine, as current holder of 64.2% of our total voting power is able to take any stockholder action without holding a stockholder meeting. So long as Fox Paine continues to hold greater than 50% of the voting power of our common stock, it will be able to take stockholder action without holding a stockholder meeting. We intend, however, to hold annual stockholder meetings.

Change of Control

        We are not subject to Section 203 of the Delaware General Corporation Law, which, under certain circumstances, may make it more difficult for a person who would be an "Interested Stockholder," as defined in Section 203, to effect various business combinations with us for a three-year period. Under Delaware law, a corporation's certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. Our certificate of incorporation and bylaws exclude us from the restrictions imposed under Section 203.

        The provisions of the certificate of incorporation and bylaws discussed above could make it more difficult or discourage a proxy contest or the acquisition of control of a substantial block of our stock or the removal of any incumbent member of the board of directors. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of WJ Communications, even though such an attempt might be beneficial to WJ Communications and our stockholders.

Reverse Stock Split Authorization

        On July 15, 2003, in connection with concerns regarding the continued listing of our common stock on the Nasdaq National Market, at our annual meeting our stockholders authorized our board of directors to implement a reverse stock split at their discretion in a range of one for two to one for ten. There can be no assurance that our board will not exercise this discretion and implement the reverse stock split in the future.

Registration Rights

        On January 31, 2000, we entered into a Shareholders' Agreement with Fox Paine Capital Fund, L.P., investors affiliated with Fox Paine Capital Fund, L.P. and several non-fund investors, including co-investors, the Watkins Trust and some of our employees. Under the shareholders' agreement, subject to limited exceptions:

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  Fox Paine Capital Fund, L.P. and its affiliates, as a group, may make up to five demands for registration under the Securities Act of their shares of common stock;

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  The Watkins Trust may make one demand for registration under the Securities Act of its shares of common stock; and

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  In the event we register any of our equity securities under the Securities Act, or shares of common stock of Fox Paine Capital Fund, L.P. or the Watkins Trust pursuant to a demand registration, each of our other stockholders who are a party to the agreement, may exercise piggyback registration rights to include all or a portion of its shares of common stock in the registration.

        In the event that either Fox Paine Capital Fund and its affiliates or the Watkins Trust makes a demand for registration, we agreed to pay all expenses related to that registration. We have also agreed to indemnify Fox Paine Capital Fund, L.P. and the Watkins Trust against various liabilities associated with such registration.

        The shareholders' agreement also provides that our stockholders who are a party to the agreement will vote their shares in order to ensure that if and to the extent Fox Paine Capital Fund, L.P. owns shares of common stock, Fox Paine Capital Fund, L.P. will be represented on our board of directors.

        In the event that we register any of our equity securities under the Securities Act, our stockholders who are parties to our shareholders' agreement may exercise piggyback registration rights to include all or a portion of their shares of common stock in the registration.

Transfer Agent

        The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of our common stock is Mellon Investor Services L.L.C.

LEGAL MATTERS

        Certain legal matters with respect to the securities offered through this prospectus will be passed upon for us by Shumaker, Loop & Kendrick, LLP.

EXPERTS

        The financial statements and related financial statement schedule as of and for the year ended December 31, 2002 incorporated by reference in this prospectus from the Company's Annual Report on form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        Our financial statements for the years ended December 31, 2001 and December 31, 2000, which is included or incorporated by reference in this prospectus, were audited by Arthur Andersen LLP, independent accountants, who have ceased operations. Arthur Andersen expressed an unqualified opinion on those financial statements in their report dated January 22, 2002. The report of Arthur Andersen LLP is a copy of a report previously issued by Arthur Andersen, LLP which has not been reissued by Arthur Andersen LLP. After reasonable efforts, we have been unable to obtain Arthur Andersen's consent to incorporate by reference into the Registration Statements its audit report with respect to the financial statements of the Company as of December 31, 2001 and the three years then ended. Under these circumstances, Rule 437(a) under the Securities Act of 1933, as amended, permits us to file this registration statement and our Form 10-K without such consent from Arthur Andersen. However, as a result, the absence of such consent may limit recovery by investors on certain claims, including the inability of investors to assert claims against Arthur Andersen under Section 11 of the Securities Act of 1933, as amended, for any untrue statements of a material fact contained, or any omissions to state a material fact required to be stated, in those audited financial statements. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from Arthur Andersen's provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Arthur Andersen.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

        We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to: WJ Communications, 401 River Oaks Parkway, San Jose, California 95134, Attention: Investor Relations, Telephone: (408) 577-6200.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents:

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  our annual report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 28, 2003;

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  our quarterly report on Form 10-Q for the quarter ended March 30, 2003 filed with the SEC on May 13, 2003;

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  our quarterly report on Form 10-Q for the quarter ended June 29, 2003, filed with the SEC on August 12, 2003;

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  our quarterly report on Form 10-Q for the quarter ended September 28, 2003, filed with the SEC on October 30, 2003;

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  our reports on Form 8-K filed with the SEC on October 31, 2003, October 21, 2003, October 3, 2003, July 22, 2003, June 27, 2003, June 2, 2003, May 8, 2003, April 22, 2003, April 2, 2003 and March 27, 2003;

  •
  the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on August 14, 2000 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

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  all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act until all of the securities that we may offer with this prospectus are sold.

        You may obtain copies of those documents from us, free of cost, by contacting us at the address or telephone number provided in "Where You Can Find Additional Information" immediately above.

        Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

12,600,000 shares

Common stock

Prospectus Supplement
(To Prospectus Dated December 29, 2003)

JPMorgan
Bear, Stearns & Co. Inc.
CIBC World Markets
Wells Fargo Securities, LLC

January 22, 2004

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates of this prospectus supplement and the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our shares of common stock.

QuickLinks

Table of contents
About this prospectus supplement
Prospectus supplement summary
The offering
Summary consolidated financial data
Special note regarding forward-looking statements
Use of proceeds
Capitalization
Selling stockholders
Underwriting
Legal matters
Where you can find more information
Documents incorporated by reference
TABLE OF CONTENTS
About this Prospectus
PROSPECTUS SUMMARY
WJ Communications, Inc.
The Securities We May Offer
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES TO BE REGISTERED
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE